Exhibit 99.1
LETTER DATED MARCH 29, 2006 FROM TELENOR ASA ADDRESSED TO ALTIMO
Mr. Alexey Reznikovich
CEO
Altimo
11, Savvinskaya Nab,
119435 Moscow
RUSSIA
Oslo, March 29, 2006
Dear Mr. Reznikovich,
Telenor’s proposal for VimpelCom to acquire Kyivstar for cash as described by letter to VimpelCom and Alfa dated 17 March 2006, was and continues to be made in good faith. We continue to believe that Telenor’s proposal is in the best interests of all VimpelCom shareholders because it provides a straightforward and transparent basis for:
     1)   VimpelCom to enter the Ukrainian mobile market in the immediate future; and,
     2)   Protecting the interests of all shareholders through a market-based separation mechanism that will ensure all VimpelCom shareholders receive full value for their shares in the event the mechanism is triggered by either Telenor or Alfa Group.
Respectfully, we differ with your suggestion that Altimo has been asked “to take a multibillion business decision in such a short period of time without further deliberation or discussion.” In fact, Telenor’s letter of 17 March asked only for VimpelCom and Alfa to indicate in writing by 31 March, “their respective good faith intention to pursue discussions concerning the Proposed Transaction.”
As a further statement of Telenor’s good faith, we hereby extend the validity period of our proposal for an additional two weeks until 17:30 Moscow time on 14 April 2006. Telenor remains ready to meet with Altimo in case there are issues related to our offer that require clarification.
However, as a prerequisite to any discussions, we continue to insist on Alfa’s agreement in principle to enter into a market-based separation mechanism. Alfa’s repeated disregard for agreements it has signed, as well as company charters it has voted to approve, fully justifies our insistence on the market-based separation mechanism.
Telenor hopes for your positive and constructive participation in negotiations.
Sincerely,
/s/ Jan Edvard Thygesen
Jan Edvard Thygesen
Executive Vice President

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